NEWS RELEASE

EMX Royalty Options the Swift and Selena Gold Projects in Nevada to Ridgeline Minerals

Vancouver, British Columbia, May 30, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution, by its wholly-owned subsidiary Bronco Creek Exploration Inc., of an arm's length option to purchase agreement (the "Agreement") for the sale of the Swift and Selena Carlin-style gold projects (the "Projects") in Nevada to Ridgeline Minerals Corporation ("Ridgeline"), a wholly-owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation. The Agreement provides EMX with a 9.9% interest in CTH, and for each Project a 3.25% production royalty and advance royalty and milestone payments.

The Swift Project is located on the Battle Mountain-Eureka trend approximately 10 kilometers northwest of Barrick Gold’s Pipeline deposit. The Swift property contains altered upper plate rocks with anomalous gold mineralization, as well as pathfinder elements, and is adjacent to the historic Elder Creek mine. EMX acquired the property through staking in 2017, and has completed geochemical sampling and new structural interpretations that have identified untested gold targets in unexposed lower plate host rocks along fold hinges.

The Selena Project is located approximately 7.5 kilometers southwest of the Golden Butte mine in the southern Cherry Creek Range. At Selena, the target is shallow gold mineralization within the regionally prospective Pilot Shale. EMX has identified concealed drill targets at the intersection of structural corridors hosting anomalous gold mineralization in Guilmette Formation carbonate rocks that project up-section to the Pilot Shale contact.

Commercial Terms Overview. Pursuant to the Agreement, Ridgeline holds an option to acquire a 100% interest in each of the Projects subject to the following (all dollar amounts in USD):

  Issuance of 9.9% of the outstanding shares of CTH to EMX and payment to EMX of $20,000 upon signing;
  Ridgeline raising a minimum of $2,500,000 of exploration capital before the third anniversary of the Agreement;
  Ridgeline paying annual advance royalty ("AAR") payments for each Project to EMX beginning with $10,000 on the second anniversary of the Agreement, and increasing $5,000 each year to a cap of $75,000 per year.

Upon Ridgeline’s exercise of the option:

  EMX will be granted a royalty of 3.25% of the Production Returns for each Project (the "Royalty");
  EMX will continue to receive AAR payments with respect to each Project.

Milestone payments are due to EMX with respect to each Project, whether the milestones are achieved during the option period, or after exercise of the option, in the amounts of:

  $200,000 upon completion of a preliminary economic assessment;
  $1,000,000 upon the earlier of completion of a prefeasibility study or feasibility study;
  $1,000,000 upon a positive development decision.

Ridgeline has the option to purchase a total of 1% of a Project's Royalty prior to the 8th anniversary of the Agreement for a total of $3,000,000.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

EMX will maintain a non-dilution right through $2,500,000 of capital raises where CTH will issue additional shares to EMX, at no cost to EMX. Thereafter, EMX will have a preemptive right to participate in future financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of CTH.

Overview of the Projects. The two Projects comprise more than 5,400 hectares of prospective land for Carlin-style gold mineralization within the Battle Mountain-Eureka (Swift) and southern Carlin trends (Selena). Both Projects were acquired in 2017 by staking open ground identified through EMX’s regional generative programs. EMX plans to work closely with Ridgeline to refine targets and prepare both Projects for initial drill tests.

Swift Project. The Swift property contains altered and weakly mineralized exposures of upper plate rocks. EMX and previous workers have interpreted these rocks, as well as the mineralization at the adjacent Elder Creek mine, to represent leakage from mineralization hosted in more favorable lower plate host rocks. To date, EMX has completed reconnaissance stream sediment surveys, rock chip sampling and importantly, new structural mapping to understand the magnitude of syn- to post-mineralization Tertiary extension. This work identified targets in favorable structural horizons and at structural intersections in the lower plate rocks. Five historic holes drilled at Swift intercepted lower plate rocks with anomalous gold mineralization that flank EMX’s structural target zones.

Selena Project. The Selena property contains dismembered, gently west tilted structural blocks exposing Devonian through Pennsylvanian sedimentary rocks. These rocks are variably altered with prominent jasperoids occurring along the Mississippian Joanna –Chainman contact, as well as smaller jasperoid bodies developed along the Devonian Guilmette-Pilot Shale contact. Company geologists recognized several east-west oriented structural zones marked by wispy jasperoid and thin calcite and silica-rich veins which carry gold mineralization within Guilmette limestones. EMX grab samples collected across this zone average 1.09 g/t gold (n=16), with a high of 6.02 g/t gold. The zone appears to widen as it cuts up-section and continues under shallow cover to the west where it is projected to intersect the Pilot Shale, a regionally important host to gold mineralization. The concealed targets in the Pilot Shale lie beneath a shallow pediment surface and structurally below intensely altered and silicified Chainman-Joanna ridges to the west.

Comments on Sampling, Assaying, QA/QC, and Adjacent Properties. EMX's exploration samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Tucson, Arizona and Vancouver, Canada (ISO 9001:2017 and ISO/IEC 17025:2017 accredited) for sample preparation and analysis. Gold assays were performed by fire assay with an ICP/AES finish. EMX conducts routine QA/QC analysis on its exploration samples, including the utilization of certified reference materials, blanks, and duplicate samples.

The adjacent and nearby properties referenced provide context for the Swift and Selena Projects, which occur in similar geologic settings. However, this is not necessarily indicative that EMX's Projects host mineralization with similar tonnages or grades.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX’s investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

About Ridgeline. Ridgeline is a private exploration company founded in 2018 by a team of geologists, financiers and drilling professionals with a history of successful gold-silver exploration in Nevada. The team is focused on exploring for Carlin-type gold deposits in underexplored districts and will leverage its strategic partnerships with EMX Royalty Corp. and Envirotech Drilling LLC to significantly reduce overhead and direct drilling costs and ensure exploration dollars are going into the ground early to maximize the chance of discovery.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain "forward looking statements" that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com